

August 22, 2011

Via E-mail
Dean A. Scarborough, Chief Executive Officer
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103

     RE: **Avery Dennison Corporation**
          Form 10-K for Fiscal Year Ended January 1, 2011
          Filed February 28, 2011;
          DEF 14A for Annual Meeting on April 28, 2011
          Filed March 17, 2011
          File No. 001-7685

Dear Mr. Scarborough:

     We have reviewed your June 29, 2011 response to our letter dated June 29, 2011. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update us on your direct and indirect contacts with Iran and Syria since your letter to us of March 23, 2007, including information about your voluntary disclosure to the Office of Export Administration of the Department of Commerce. We note that your website refers questions on products or services within several countries including Syria to an Avery Dennison office in Dubai.

   Your response should describe your past, current, and any anticipated contacts with Iran and/or Syria since your 2007 letter, including any products, services, technology, information or support you have provided into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran and Syria or entities controlled by them.

2. Please discuss the materiality of your contacts with Iran or Syria as described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.

DEF 14A for Annual Meeting on April 28, 2011

3. We reissue comment one of our letter dated June 16, 2011. We note that you benchmark total direct compensation based upon companies similar in size, global scope and complexity and that you utilize market survey data. To the extent you know the identity of the companies that comprise the survey data, please confirm that you will disclose the companies in future filings. To the extent you do not know the identity of the companies that comprise the survey data, please confirm that you will add a statement to this effect in future filings. Your revised disclosure simply indicates that you did not consider individual company information, not whether the board was aware of the companies that comprised the surveys. Please provide us with draft disclosure.

Closing Comments

Please contact Erin Wilson, examiner at (202) 551-6047 or Pam Howell, legal reviewer at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director